[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]
gconklin@gibsondunn.com
July 19, 2006

(415) 393-8263	C 18861-00008
(415) 374-8418
VIA EDGAR AND MESSENGER
Kathleen Collins
Accounting Branch Chief and
Kari Jin
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cadence Design Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 10, 2006
Form 10-Q for the Quarterly Period Ended April 1, 2006 filed May 4, 2006
File no. 1-10606[1]
Dear Ms. Collins and Ms. Jin:
     On behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), by this letter we respond on behalf of Cadence to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated June 16, 2006 (the “Comment Letter”), relating to (i) Cadence’s Annual Report on Form 10-K for the year ended December 31,

[1]	For future reference, please note that Cadence’s SEC file number is now 0-15867.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
July 19, 2006

2005 (the “2005 10-K”) and (ii) Cadence’s Quarterly Report on Form 10-Q for the period ended April 1, 2006 (the “Q1 2006 10-Q”). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the applicable Comment Letter. Each response of Cadence is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.
          This letter is being filed with the SEC on EDGAR supplementally as correspondence and we also are forwarding, by courier, a complete copy of this letter in paper format.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 63
1.	We note your response to our previous comment no. 1 where you indicate “since the subscription license includes a right to access unspecified additional products that become available during the term of the license, Cadences applies paragraphs 48 and 49 of SOP 97-2, as such, the entire arrangement fee is recognized as revenue ratably over the term of the arrangement.” Paragraphs 48 and 49 of SOP 97-2 allows for subscription accounting where a vendor agrees to deliver software currently and to deliver unspecified additional products in the future. It appears that your customers are receiving the right to remix additional product as opposed to the right to continue to use the previously delivered software in addition to the right to use the unspecified additional product. Therefore please explain further how the Company concluded that the remix rights included in contracts that allow for unspecified additional software product do not constitute exchange rights as contemplated by paragraphs 50 and 51 of SOP 97-2.

Cadence supplementally advises the Staff that Cadence’s subscription license arrangements offer the customer: (1) the right to use all software products delivered at the outset of an arrangement throughout the entire term of the arrangement; (2) the right to use unspecified additional software products that become available during the term of the arrangement; and (3) the right to change or alternate its license mix, which may only include software products that were delivered at the inception of the arrangement and products that become available during the term of the arrangement and are delivered to the customer.

Consistent with the conclusions reached in TPA 5100.45 – Effect of Change in License Mix on Software Revenue Recognition, the right to remix all software products delivered pursuant to the subscription license agreement is not considered an exchange or return of software because all software products have been licensed and delivered, and the customer has the continuing right to use them. Thus, even if new software becomes available during the term of the arrangement that the customer wishes to use, the software

Kathleen Collins
Kari Jin
Securities and Exchange Commission
July 19, 2006

products delivered at the inception of the arrangement need not be, and are not, returned to the Company.

Although Cadence does not consider the right to remix all software products delivered pursuant to the subscription license agreement as an exchange, Cadence does not recognize revenue upon delivery of the software at the inception of the license agreement because these arrangements include the right for the customer to access unspecified additional products that become available during the term of the license. As such, Cadence applies paragraphs 48 and 49 of SOP 97-2 to such arrangements and the entire arrangement fee is recognized as revenue ratably over the term of the arrangement (assuming that all other revenue recognition criteria in SOP 97-2 are met) beginning with delivery of the first product.

2.		We note your response to our previous comment no. 2. With regards to such information, please explain the following:

	•	Tell us when you deliver each of products that are subject to remix rights under your term license agreements. For instance, are all such products delivered at once upon the term license inception? If not, tell us how the timing of delivery impacts your revenue recognition.

	•	Your response indicates that the arrangements may limit the customer’s use at any time to any mix or combination of the products as long as the cumulative value of all products in use does not exceed “a value that was established at the outset of the arrangement.” Tell us how you determine this value. Is the value established at the outset of the arrangement equal to the total license fees? If not, tell us how you met the requirements of TPA 5100.45 for these arrangements.

Cadence supplementally advises the Staff that all software products available at the inception of the license and subject to remix rights under Cadence’s term license arrangements are delivered at once upon inception of the term license.

The cumulative value of all software products that are delivered at the outset of the arrangement, and in use during the term of the arrangement, is equal to the total license fee. The cumulative value of the software products in use during the term of the arrangement is based on the total of the list prices of the individual software products less a discount negotiated with the customer at the outset of the arrangement.

Kathleen Collins Kari Jin Securities and Exchange Commission July 19, 2006 Page 4	[***] Confidential Treatment Requested Pursuant to 17 CFR Section 200.83 by Cadence Design Systems, Inc. Page Code Number CDN CTR 7/19/06-1
Note 16. Income Taxes, page 102
3.	We note your response to our previous comment no. 4 where you indicate that the Company has accrued a tax liability related to the proposed tax deficiency based on your best estimate, for each proposed adjustment, of what ultimately will be sustained upon the final resolution of the matter through future negotiations. Tell us how much of the $143 million tax deficiency has be accrued for and tell us where you have classified this accrual in your balance sheet (i.e. current or long-term liabilities) and why. Also, tell us what consideration you gave to disclosing the amount accrued pursuant to paragraph 9 of SFAS 5.

Cadence supplementally advises the Staff that Cadence has accrued a total tax liability, including applicable interest, of approximately $[***] related to the proposed tax deficiency based on its best estimate of each uncertain tax position that is probable of being ultimately sustained upon the final resolution of the matter through future settlement negotiations or litigation with the taxing authorities. Cadence has classified approximately $[***] of the tax liability as a current liability because this liability is expected to be settled within one year of the balance sheet date. Cadence has classified $[***] of the tax liability as a non-current liability because this liability is not expected to be settled within one year of the balance sheet date. This liability is the subject of the IRS appeals process and potentially, if settlement cannot be reached, protracted litigation.

Cadence has considered paragraph 9 of SFAS 5 and believes that it has provided sufficient information in the financial statements for investors to assess Cadence’s tax contingency by disclosing the following:
•	The nature of the tax contingency, being related to transfer pricing arrangements with a foreign subsidiary (Note 16 – Income Taxes);

•	The aggregate proposed tax deficiency of $143 million plus interest (Note 16 – Income Taxes);

•	The current status of the tax contingency (i.e., that Cadence is protesting certain of the proposed adjustments and has meritorious defenses to the proposed tax deficiency, and that the matter is presently being considered by the Appeals Office of the IRS) (Note 16 – Income Taxes);

•	That Cadence, in determining the adequacy of its provision for income taxes, assessed the likelihood of adverse outcomes from tax examinations including the IRS Revenue Agent’s Report for the tax years 1997 through 1999 (Note 16 – Income Taxes);

•	The components of the current federal, state and international provision (benefit) for income taxes (Note 16 – Income Taxes);

•	The amount of Income taxes payable – current and the amount of Income taxes payable – long term (Note 3 — Balance Sheet Components);

Kathleen Collins
Kari Jin
Securities and Exchange Commission
July 19, 2006

•	The tax contingency in Note 11 – Contingencies, in addition to Note 16 – Income Taxes; and

•	The potential effect of the tax contingency in Management’s Discussion and Analysis of Liquidity and Capital Resources under Other Factors Affecting Liquidity and Capital Resources.
Based on the above described disclosures, Cadence believes that it is has made adequate disclosure of the tax contingency such that disclosure of the amount accrued is neither required nor necessary for the financial statements not to be misleading. Cadence also believes disclosure of the amounts accrued for individual tax positions that are subject to ongoing tax examinations, negotiation or litigation would be detrimental to its shareholders’ interests through its potential impact on the amount of any settlement that may be achieved with the tax authority.

4.	You further indicate that the Company provides for tax liabilities on its Consolidated Balance Sheets unless it is probable that Cadence’s tax position will be sustained. Has the Company therefore determined it is probable that your tax position regarding transfer pricing arrangements will be sustained? Please explain your conclusions and its impact on your current tax provisions.

Cadence supplementally advises the Staff that Cadence has concluded that its tax return filing position regarding its transfer pricing arrangements is probable of being sustained based on its technical merits. However, Cadence has established tax liabilities, including estimated interest, relating to its transfer pricing arrangement based on the amount Cadence estimates it will settle in connection with the final resolution of the matter through negotiations or litigation with the taxing authorities. This accounting treatment is consistent with the tax accrual policy discussed in Note 16 of the 2005 Form 10-K.

Cadence reached its conclusion based on an evaluation of the applicable tax laws, the relevant facts of the transfer pricing arrangements, and the progress of the IRS appeals process.

For the 2005 fiscal year, Cadence did not change its prior assessment of the amount of the probable tax liability and did not accrue an additional amount in the current tax provision for such transfer pricing arrangements.
Form 10-Q for the Quarterly Period Ended April 1, 2006
Condensed Consolidated Statements of Operations, page 2
5.	We note that the Company included stock-based compensation expense throughout the various cost and expenses during the three months ended, April 1, 2006. We further note that you included similar expenses in a single line item for the three

Kathleen Collins
Kari Jin
Securities and Exchange Commission
July 19, 2006

months ended, April 2, 2005 with footnote disclosures indicating the individual line items impacted by such expense. While we understand that the 2005 expenses were calculated pursuant to APB 25 and SFAS 123 and the 2006 expenses were calculated pursuant to SFAS 123R, please explain how the Company determined that presenting such expenses differently in comparative financial statement disclosures is appropriate. Please note that pursuant to SAB 107, the Staff believes that companies should present expenses related to share-based payment arrangements in the same line or line items as cash compensation paid to the same employees. Please explain.

Cadence supplementally advises the Staff that Cadence considered SAB 107 in the presentation of current interim period share-based payment expenses. Cadence presented the expenses related to share-based payment for the three months ended April 1, 2006 in the same line items as cash compensation paid to the same employees in the Condensed Consolidated Statement of Operations.

As noted by the Staff, Cadence included similar expenses in a single line item for the three months ended April 2, 2005 with footnote disclosure indicating the individual line items impacted by such expense. In so doing, Cadence considered SAB 107 in the presentation of the prior period interim share-based payment expenses in the Condensed Consolidated Statement of Operations as described below in Cadence’s application of the modified prospective method:

“H. First Time Adoption of Statement 123R in an Interim Period

Interpretive Response:

If Company I applies the modified prospective method, the financial statements for Company I’s prior interim periods and fiscal years will not reflect any restated amount.”

Cadence believes the disclosures were adequate because the previous footnote disclosures provided information on the functional category of share-based payment expenses. Cadence nevertheless agrees that in future filings it will present prior year period expenses related to share-based payment arrangements in the same line or line items as cash compensation paid to the same employees.

6.	We note that the Company estimates the volatility of your common stock based on the implied volatility. Tell us what publicly traded options the Company looked to determine implied volatility. Also, tell us how you considered each of the factors in Question 4 of SAB 107 in determining that use of the implied volatility is appropriate.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
July 19, 2006

Cadence supplementally advises the Staff that, during the first quarter of 2006, Cadence used publicly traded call options (Bloomberg ticker symbols YRV US 1/08 C17.50 and YRV US 1/08 C20.00) to determine the implied volatility.
In addition, Cadence considered each of the following factors, identified below in italics, as detailed in Question 4 of SAB 107, in determining that the use of the implied volatility is appropriate:
•	Company B utilizes a valuation model that is based upon a constant volatility assumption to value its employee share options;
Cadence utilized the Black-Scholes valuation model, which is based upon a constant volatility assumption, to value its employee share options.
•	The implied volatility is derived from options that are actively traded;
Cadence considered the open interest and traded volume of Cadence call options during the quarter ended April 1, 2006 (noted below) to determine whether the options are actively traded.
▪	At the close of the quarter, open interest in the $17.50 Cadence call option was greater than 240 contracts

▪	At the close of the quarter, open interest in the $20.00 Cadence call option was greater than 210 contracts

▪	Traded volume during the quarter in the $17.50 Cadence call option was 300

▪	Traded volume during the quarter in the $20.00 Cadence call option was 257
Cadence concluded that the open interest and traded volumes in Cadence call options represents active trading and therefore used such options in the evaluation of implied volatility.
•	The market prices (trades or quotes) of both the traded options and underlying shares are measured at a similar point in time to each other and on a date reasonably close to the grant date of the employee share options;
In making such measurement, Cadence considered the market prices of the traded Cadence options and the price of the underlying shares on dates within two weeks of the grant dates of the employee share options, which Cadence believes is reasonably close to the grant dates of the employee share options.
•	The traded options have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options; and

Kathleen Collins
Kari Jin
Securities and Exchange Commission
July 19, 2006

During the quarter ended April 1, 2006, Cadence considered the following price ranges:
Cadence stock price was between $16.33 and $18.56
Cadence granted employee options with exercise prices between $16.52 and $18.18
Cadence publicly traded call options had exercise prices of $17.50 and $20.00
Cadence concluded that the traded options have exercise prices that are both (a) near-the-money and (b) close to the exercise price of the employee share options.
•	The remaining maturities of the traded options on which the estimate is based are at least one year.
During the quarter ended April 1, 2006, the publicly traded Cadence call options utilized in the determination of implied volatility had a maturity date of January 19, 2008, which is greater than one year.
******************

Kathleen Collins
Kari Jin
Securities and Exchange Commission
July 19, 2006

          As always, Cadence remains available to discuss further its responses to the Staff’s comments.
          If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8263.

Sincerely,
/s/ Gregory J. Conklin Gregory J. Conklin

cc:	William Porter – Cadence Design Systems, Inc.
R.L. Smith McKeithen – Cadence Design Systems, Inc.